UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company (Issuer))

HMB HOLDINGS, INC.

TYSON FOODS, INC.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

432589109

(Cusip Number of Class of Securities)

David L. Van Bebber

Executive Vice President and General Counsel

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,080,786,746	$1,040,805
*	Estimated solely for the purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (a) 124,491,419, the number of issued and outstanding shares of The Hillshire Brands Company (“Hillshire Brands”) common stock, and (b) $63.00, the tender offer price, (ii) the product of (a) 3,525,971, the number of shares of Hillshire Brands common stock subject to issuance pursuant to outstanding options to purchase shares of Hillshire Brands common stock with an exercise price less than the tender offer price and (b) $37.22, the difference between the tender offer price and the average weighted exercise price of such options, (iii) the product of (a) 1,574,125, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of outstanding restricted stock units granted under Hillshire Brands equity compensation plans (assuming continued employment or service, as applicable, through consummation of the transaction and achievement at specified target or, if calculable, actual performance levels immediately prior to consummation of the transaction, as applicable) and (b) $63.00, the tender offer price and (iv) the product of (a) 117,791, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under the Hillshire Brands deferred compensation plans and (b) $63.00, the tender offer price. The foregoing figures have been provided by the issuer to the offerors and are as of July 9, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,040,805.	Filing Party:	HMB Holdings, Inc.
Form or Registration No.:	SC TO-T.	Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and a wholly owned subsidiary of Tyson (“Purchaser”), with the Securities and Exchange Commission on July 16, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company, a Maryland corporation (“Hillshire Brands”), for $63.00 per share, in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The subsection titled “Public Offerings” of Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is hereby deleted in its entirety and restated to read as follows:

“Public Offerings. On August 5, 2014, Tyson completed its concurrent public offerings of 23,810,000 shares of its Class A common stock at $37.80 per share and 30,000,000 of its 4.75% tangible equity units, with each tangible equity unit having a stated amount of $50. These offerings were separate public offerings made by means of separate prospectus supplements under Tyson’s effective shelf registration statement.

Tyson granted the underwriters in the Class A common stock offering an option to purchase up to an additional 3,571,500 shares of its Class A common stock, solely to cover over-allotments, if any, which expires on August 29, 2014. The underwriters in the tangible equity units offering do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise.

Each tangible equity unit is comprised of a prepaid stock purchase contract and a senior amortizing note due July 15, 2017, each issued by Tyson. Unless earlier redeemed or settled, each purchase contract will automatically settle on July 15, 2017 (subject to postponement in certain limited circumstances), and Tyson will deliver between 1.0582 and 1.3228 shares of Class A Common Stock per purchase contract, subject to adjustment, based upon the applicable market value of the Class A common stock, as described in Exhibit (a)(5)(xix) to the Schedule TO. Each amortizing note will have an initial principal amount of $6.82854, will bear interest at a rate of 1.50% per annum and will have a final installment payment date of July 15, 2017. On each January 15, April 15, July 15 and October 15 commencing on October 15, 2014, Tyson will pay equal quarterly cash installments of $0.59375 per amortizing note (except for the October 15, 2014 installment payment, which will be $0.46181 per amortizing note), which will constitute a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year will be equivalent to 4.75% per year with respect to each $50 stated amount of tangible equity units. The amortizing notes will be senior unsecured obligations of the Company.

The net proceeds from the Class A common stock offering were approximately $873 million (or will be approximately $1,004 million if the underwriters for the Class A common stock offering exercise their over-allotment option in full) and the net proceeds from the tangible equity units offering were approximately $1,454 million, in each case after deducting underwriting discounts and commissions and estimated expenses. Tyson intends to use the net proceeds from these offerings, together with additional debt financing and cash on hand, to finance the Offer and the Merger and to pay related fees and expenses. If for any reason the Merger is not consummated, then Tyson intends to use the net proceeds from these offerings for general corporate purposes.

On August 8, 2014, Tyson completed its public offerings of $1,000,000,000 aggregate principal amount of its 2.650% Senior Notes due 2019 (the “2019 Notes”), $1,250,000,000 aggregate principal amount of its 3.950% Senior Notes due 2024 (the “2024 Notes”), $500,000,000 aggregate principal amount of its 4.875% Senior Notes due 2034 (the “2034 Notes”) and $500,000,000 aggregate principal amount of its 5.150% Senior Notes due 2044 (the “2044 Notes” and, together with the 2019 Notes, the 2024 Notes and the 2034 Notes, the “Notes”). These offerings were made by means of a prospectus supplement under Tyson’s effective shelf registration statement.

The 2019 Notes, the 2024 Notes, the 2034 Notes and the 2044 Notes accrue interest at fixed rates per annum equal to 2.650%, 3.950%, 4.875% and 5.150%, respectively. Interest on the Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2015. The 2019 Notes, the 2024 Notes, the 2034 Notes and the 2044 Notes will mature on August 15, 2019, August 15, 2024, August 15, 2034 and August 15, 2044, respectively. The Notes at issuance will be guaranteed only by Tyson Fresh Meats, Inc., which is subject to release under certain circumstances. The Notes and the guarantee are the general senior unsecured obligations of Tyson and Tyson Fresh Meats, Inc. Tyson may redeem each series of Notes, in whole or in part, at any time and from time to time at specified redemption prices.

The net proceeds from the Notes offerings were approximately $3,215 million after deducting underwriting discounts and commissions and estimated expenses. Tyson intends to use the net proceeds from the these offerings, together with the net proceeds from the concurrent Class A common stock and tangible equity units offerings described above and from additional debt financing and cash on hand, to finance the Offer and the Merger and to pay related expenses. However, if the Merger is not completed on or prior to April 1, 2015, or if, prior to such date, the Merger Agreement is terminated, then Tyson will be required to redeem each series of Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable series of Notes, plus accrued and unpaid interest on the principal amount of such series of the Notes to, but not including, the special mandatory redemption date.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(xxi)	Preliminary Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 5, 2014).

(a)(5)(xxii)	Investor Presentation of Tyson Foods, Inc. dated August 5, 2014.

(a)(5)(xxiii)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.

(a)(5)(xxiv)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.

(a)(5)(xxv)	Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 6, 2014).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2014

HMB Holdings, Inc.

By:	/s/ R. Read Hudson
Name:	R. Read Hudson
Title:	Vice President and Secretary

Tyson Foods, Inc.

By:	/s/ R. Read Hudson
Name:	R. Read Hudson
Title:	Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 16, 2014.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.*

(a)(5)(i)	Press Release issued by Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(ii)	Investor Presentation of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iii)	Internal Announcement of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iv)	Transcript of Investor Conference Call of Tyson Foods, Inc. held on June 9, 2014.*

(a)(5)(v)	Press Release issued by Tyson Foods, Inc. dated June 16, 2014.*

(a)(5)(vi)	Internal Announcement of Tyson Foods, Inc. dated June 30, 2014.*

(a)(5)(vii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated July 2, 2014.*

(a)(5)(viii)	Internal Announcement of Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(ix)	Letter to Hillshire Brands Employees issued by Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(x)	Notice of Merger issued by HMB Holdings, Inc. on July 12, 2014.*

(a)(5)(xi)	Press Release issued by Tyson Foods, Inc. dated July 16, 2014.*

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.*

(a)(5)(xiii)	The information set forth in Item 1.01 of Tyson’s Current Report on Form 8-K filed on July 17, 2014.*

(a)(5)(xiv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Common Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xvi)	Investor Presentation of Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xvii)	Press Release issued by Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xviii)	Prospectus Supplement, dated July 30, 2014, offering up to 23,381,500 Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).*

(a)(5)(xix)	Prospectus Supplement, dated July 30, 2014, offering 30,000,000 4.75% Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).*

(a)(5)(xx)	Press Release issued by Tyson Foods, Inc. dated July 30, 2014.*

(a)(5)(xxi)	Preliminary Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 5, 2014).

(a)(5)(xxii)	Investor Presentation of Tyson Foods, Inc. dated August 5, 2014.

(a)(5)(xxiii)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.

(a)(5)(xxiv)	Press Release issued by Tyson Foods, Inc. dated August 5, 2014.

Exhibit No.	Description

(a)(5)(xxv)	Prospectus Supplement, dated August 5, 2014, offering four series of Senior Notes of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on August 6, 2014).

(b)(1)	Second amended and restated commitment letter entered into as of June 9, 2014, among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A.*

(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 27, 2014, among Tyson Foods, Inc., the lenders thereto and JPMorgan Chase Bank, N.A.*

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson Foods, Inc., HMB Holdings, Inc. and The Hillshire Brands Company.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.